VIA EDGAR
May 4, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0407
ATTN: Larry Spirgel, Assistant Director

RE:	HARMONIC INC.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 0-26906
Ladies and Gentlemen:
Harmonic Inc. (“we”, “our”, the “Company” or “Harmonic”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s letter dated April 16, 2007 (the “Comment Letter”).
To facilitate your review of Harmonic’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comments followed by our response.
Consolidated Statements of Operations , page 63
1.	Please revise to separately present revenue and costs of revenue attributable to products and services as required by Rule-5-03 of Regulation S-X.

We respectfully submit that product and services revenues were as follows for each of the three years ending December 31, 2006:

	2004	2005	2006

Product	$233,044,716	$236,400,314	$223,085,312
% of Total	93.85%	91.85%	90.07%
Service	15,261,696	20,977,571	24,599,324
% of Total	6.15%	8.15%	9.93%

Total	$248,306,412	$257,377,885	$247,684,636

Based on the above analysis, we concluded that separate disclosure of service revenues was not required per Rule 5-03, since this class was not more than 10% of total revenues. In the event that the 10% revenue threshold is reached for any Rule 5-03 § 210.5-03.1 subcaption in a future reporting period, we will disclose the required presentation of revenue and cost of sales according to §210.5-03 for the periods presented.

Harmonic Inc.

549 Baltic Way
P.O. Box 3775
Sunnyvale, CA 94089
Tel: +1.408.542.2500
Fax: +1.408.542.2511
www.harmonicinc.com

Larry Spirgel, Assistant Director
U. S. Securities and Exchange Commission
May 4, 2007

Notes to Consolidated Financial Statements
Note 1: Organization, Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 67
2.	Tell us how the method that you use to determine the amount of revenue to recognize using the percentage of completion method for each period presented meets the guidance for such contracts in ARB 45 and SOP 81-1.

We follow percentage-of-completion accounting in accordance with the provisions of SOP 81-1, Accounting for Long-Term Contracts, and ARB 45, Long-Term Construction-Type Contracts. In accordance with paragraph 48 of SOP 81-1, we measure our performance on contracts accounted for on a percentage-of-completion basis using the efforts-expended method based on labor hours expended in relation to total estimated hours at completion. Management believes that for each such contract, labor hours expended in proportion to total estimated hours at completion represents the most reliable and meaningful measure for determining a project’s progress toward completion. We undertake to clarify our disclosure of the method utilized in applying percentage of completion under SOP 81-1 in future filings.

3.	Tell us how your VSOE for agreements where revenue is recognized under EITF 00-21 meets the criteria for VSOE in paragraph 10 of SOP 97-2 which limits the VSOE of fair value to (a) the price charged for deliverable when it is sold separately or (b) for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probably that the price, once established, will not change before the separate introduction of the deliverable into the marketplace).

We respectfully submit that in all circumstances in which it is available, we utilize VSOE of fair value for arrangements accounted for under EITF 00-21. We establish VSOE of fair value by reference to the price charged for a deliverable when it is sold separately. In determining VSOE of fair value by reference to the price the customer is required to pay when an item is sold separately, we utilize contractually stated, substantive renewal rates, where applicable, or the average price of recently completed stand alone sales transactions.

4.	Tell us the terms for sales returns and allowances that you offer to your distributors and systems integrators.

Our distributors and systems integrators, on a worldwide basis, purchase our products for specific capital equipment projects of the end user and do not hold inventory. Our agreements with our distributors and systems integrators have terms which are generally consistent with the standard terms and conditions for the sale of our equipment to end users. Our agreements do not provide for return rights, stock rotation rights, or pricing allowances and rebates, as may be found in agreements with stocking distributors. Our experience with product returns and allowances from distributors and system integrators, including for the quarter ended March 30, 2007, has shown that return and allowance amounts have been consistently less than 2% of distributor and systems integrator sales. Accordingly, we have concluded that the amount of future sales returns and allowances for distributors and system integrators can be reasonably estimated in accordance with the provisions of FAS 48 and SAB 104.

Larry Spirgel, Assistant Director
U. S. Securities and Exchange Commission
May 4, 2007

Note 14. Segment Information, page 91
5.	We note that after an organizational restructuring in the fourth quarter of 2005 that you ceased reporting two segments effective January 1, 2006. Tell us your consideration of the factors in paragraph 10 and the aggregation criteria of FAS 131 in arriving at your conclusion that you only had one reportable segment.

Prior to January 1, 2006, the Company had separate management, product development and marketing departments for the Broadband Access Networks (BAN) and Convergent Systems (CS) segments. Each segment reported to a divisional president who reported to the Company’s Chief Executive Officer. Effective January 1, 2006, we restructured our operations and eliminated each segment’s divisional President position. In addition, we merged each division’s functional departments into an integrated Company-wide functional organization. The combination resulted in headcount reductions of approximately 40 positions. As a result of this restructuring, the Company no longer operates as two separate divisions.

After performing an analysis of the factors in paragraph 10 and the aggregation criteria of FAS131, the Company made the determination that the business was operating in one segment beginning January 1, 2006, and no component of the business individually met the three criteria for an operating segment as defined in paragraph 10 of SFAS No. 131. The following were our considerations in making such a determination based on the underlying factors:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).
▪	Effective January 1, 2006, the Company maintained integrated functional departments, including marketing and product development for all the Company’s products. As a result of this restructuring, revenues and costs for the Company’s business activities are reviewed on a combined basis.
b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
▪	Prior to January 1, 2006, each division President was responsible for reporting their division’s results to the Chief Executive Officer or CEO who was the Chief Operating Decision Maker. Subsequently, the Company eliminated each segment’s divisional President position. Following the restructuring, the CEO, who remained the Chief Operating Decision Maker, no longer reviews performance of each division on a stand alone basis and instead reviews the performance of the Company as a whole. Consolidated data is used by the Company’s CEO for purposes of determining resource allocations and evaluating the performance of the Company.

Larry Spirgel, Assistant Director
U. S. Securities and Exchange Commission
May 4, 2007

c.	For which discrete financial information is available.
▪	Prior to January 1, 2006, the Company’s internal management reporting included segment reporting. The segment reporting included sales, cost of sales, research and development and marketing expenses. Effective January 1, 2006, the internal reporting was combined for the business as a whole and is reported to the Company’s CEO in this manner. In addition, the merging of the product development and marketing departments resulted in a single set of functional operating expenses for management reporting and review and discrete financial information is no longer available.
Based on the foregoing considerations, it was determined that the Company only had one operating segment, is not engaged in aggregating segments, and accordingly has one reportable segment.
In connection with responding to the Staff’s comments, we acknowledge the following:
▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or concerns with respect to the foregoing, please contact the undersigned at 408-542-2661 or by facsimile at 408-542-2516.
Sincerely,

/s/ Robin N. Dickson
Robin N. Dickson
Chief Financial Officer

cc:	Patrick J. Harshman, President & CEO, Harmonic Inc.
Jerry Pruitt, Controller, Harmonic Inc.
Robert F. Heatley, PricewaterhouseCoopers LLP
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, PC